UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)

U S Exploration Inc.
-----------------------------------------------
(Name of Issuer)

COMMON STOCK
-----------------------------------------------
(Title of Class of Securities)

91182F303
-----------------------------------------------
(CUSIP Number)


Check the following box if a fee is being paid with this statment [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.	91182F303	13G
-----------------------------------------------
(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
	NO. OF ABOVE PERSON

	PITTENGER & ANDERSON, INC.
	47-0787945
-----------------------------------------------
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  [ ]
	(b)  [ ]
-----------------------------------------------
(3)	SEC USE ONLY
-----------------------------------------------
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
	NEBRASKA
-----------------------------------------------
				(5)  SOLE VOTING POWER
				     1,282,818
				     -------------------------
NUMBER OF SHARES		(6)  SHARED VOTING POWER
BENFICIALLY OWNED		     0
BY EACH REPORTING		     -------------------------
PERSON WITH			(7)  SOLE DISPOSITIVE POWER
				     1,282,818
				     -------------------------
				(8)  SHARED DISPOSITIVE POWER
				     0
				     -------------------------
-----------------------------------------------
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
	1,282,818
-----------------------------------------------
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES* [ ]
-----------------------------------------------
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.85%
-----------------------------------------------
(12)	TYPE OF REPORTING PERSON*
	IA
-----------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1

	(a).  Name of Issuer		U S Exploration, Inc.
	(b).  Address of Issuer's	1560 Broadway
	      Principal Executive	Suite 1900
	      Offices			Denver, CO  80202

ITEM 2

	(a).  Name of Person Filing	Pittenger & Anderson, Inc.
	(b).  Address of Principal	5533 South 27th, Suite 201
	      Business Office		Lincoln, NE  68512-1664
	(c).  Citizenship		Nebraska
	(d).  Title of Class
	      of Securities		COMMON STOCK
	(e).  CUSIP Number		91182F303

ITEM 3

	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR
	13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

	(a).  [ ]  Broker or Dealer registered under Section 15
		   of the Act
	(b).  [ ]  Bank as defined in Section 3(a) (6) of the Act
	(c).  [ ]  Insurance company as defined in Section 3(a) (19)
		   of the Act
	(d).  [ ]  Investment Company registered under Section B of
		   the Investment Company Act
	(e).  [x]  Investment Advisor registered under Section 203
		   of the Investment Advisers Act of 1940
	(f).  [ ]  Employee Benefit Plan.  Pension Fund which is
		   subject to the provisions of the Employee
		   Retirement Income Security Act of 1974 or
		   Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
	(g).  [ ]  Parent Holding Company, in accordance with
		   Section 240.13d-1 (b) (ii) (6) (Note: See Item 7)
	(h).  [ ]  Group, in accordance with Section
		   240.13d-1 (b) (1) (ii) (H)

ITEM 4	OWNERSHIP

	If the percent of the class owned, as of December 31 of the year covered by this statement, or as of the last day of any month described in Rule 13d-1(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify these shares which there is a right to acquire.

	(a).	Amount Beneficially Owned
		1,282,818
		-------------------------------
	(b).	Percent of Class
		6.85%
		-------------------------------
	(c).  	Number of shares as to which such person has:
		(I)	sole power to vote or to direct the vote
			1,282,818
		(II)	shared power to vote or to direct the vote
			0
		(III)	sole power to dispose or to direct the
			disposition of
			1,282,818
		(IV)	shared power to dispose or to direct the
			disposition of
			0

INSTRUCTION:	For computations regarding securities which
		represent a right to acquire an underlying security see Rule 13d-3 (d) (1).

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

INSTRUCTION:	Dissolution of a group requires a response to this
		item.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
	PERSON

	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders on an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

	Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
	HOLDING COMPANY

	If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b) (ii) (g), so indicate under
	Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

	Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

	If a group has filed this schedule pursuant to Rule 13-d-1(b) (ii) (H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

	Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

	Notice of dissolution of a group may be furnished as an exhibit stating the date of dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
	See Item 5.

	Not applicable

ITEM 10	CERTIFICATION

	The following certification shall be included when the statement is filed pursuant to Rule 13d-1(b):

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the oridnary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)	February 12, 2004




_______________________________________
Signature

James S. Pittenger, Jr.
President